EXHIBIT 99.1

GENOIL INC.

September 30, 2025

FORM 6-K

F-1

GENOIL INC.
Consolidated Balance Sheets
(Expressed in US Dollars)

	September 30,	December 31,
	2025	2024
	(Unaudited)

CURRENT ASSETS
Cash and cash equivalents	$10,881	$12,036
Prepaid expenses and other current assets	9,000	84,396

Total Current Assets	19,881	96,432

OTHER ASSETS
Due from related party	-	37,181
Intangible assets, net	1	1

TOTAL ASSETS	$19,882	$133,614

CURRENT LIABILITIES
Trade and other payables	$198,627	$158,627
Accrued interest payable to related parties	62,005	38,612
Due to related parties	83,104	46,875

Total Current Liabilities	343,736	244,114

NON-CURRENT LIABILITIES
Convertible notes to related parties, noncurrent portion	214,375	214,375

Total Non-Current Liabilities	214,375	214,375

TOTAL LIABILITIES	558,111	458,489

STOCKHOLDERS' EQUITY (DEFICIT)
Preferred Stock, no par value; authorized 10,000,000 shares, issued and outstanding 0 and 0 shares, respectively	-	-
Common Stock, no par value; issued and outstanding 2,001,747,429 and 1,913,137,429 shares, respectively	64,515,568	64,226,618
Contributed surplus	41,622,643	41,622,643
Accumulated other comprehensive income (loss)	(221,860)	(221,860)
Accumulated deficit	(106,454,580)	(105,922,726)

Total Stockholders' Deficit	(538,229)	(324,875)

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$19,882	$133,614

The accompanying notes are an integral part of these consolidated Financial Statements

F-2

GENOIL INC.
Consolidated Statements of Operations (Unaudited)
(Expressed in US Dollars)

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024

REVENUES	$-	$-	$-	$-
COST OF SALES	-	-

GROSS PROFIT	-	-	-	-

OPERATING EXPENSES
Stock based compensation to officers, directors, and consultants	-	-	-	-
Other Operating Expenses	147,005	139,187	508,462	459,061
Total Operating Expenses	147,005	139,187	508,462	459,061

LOSS FROM OPERATIONS	(147,005)	(139,187)	(508,462)	(459,061)

Other Income (Expense)
Finance expense	(8,114)	(7,009)	(23,392)	(20,091)

Total Other Income (Expense) - Net	(8,114)	(7,009)	(23,392)	(20,091)

INCOME (LOSS) BEFORE INCOME TAXES	(155,119)	(146,196)	(531,854)	(479,152)
PROVISION FOR INCOME TAXES	-	-	-	-

NET INCOME (LOSS)	(155,119)	(146,196)	(531,854)	(479,152)

Deemed dividends for warrants	-	-	-	-

NET INCOME (LOSS) ATTRIBUTABLE TO COMMON SHAREHOLDERS	$(155,119)	$(146,196)	$(531,854)	$(479,152)

Weighted average shares outstanding - Basic and Diluted	1,997,825,146	1,951,711,016	1,986,030,213	1,935,878,341

NET LOSS PER SHARE - Basic and Diluted	$(0.00)	$(0.00)	$(0.00)	$(0.00)

The accompanying notes are an integral part of these consolidated Financial Statements

F-3

GENOIL INC.
Consolidated Statements of Stockholders' Equity (Deficit) (Unaudited)
(Expressed in US Dollars)

				Accumulated
				Other		Total
				Comprehensive		Stockholders'
	Common	Share	Contributed	Income	Accumulated	Equity
	Shares	Capital	Surplus	(Loss)	Deficit	(Deficit)
Balance as of January 1, 2024	1,913,137,429	$63,642,218	$40,280,745	$(221,860)	$(103,836,423)	$(135,320)
Sale of common shares (and warrants) in private placements	15,730,000	157,300	-	-	-	157,300
Net loss for the three-months ended March 31, 2024	-	-	-	-	(143,882)	(143,882)
Balance as of March 31, 2024	1,928,867,429	$63,799,518	$40,280,745	$(221,860)	$(103,980,305)	$(121,902)
Sale of common shares (and warrants) in private placements	14,390,000	143,800	-	-	-	143,800
Net loss for the three-months ended June 30, 2024	-	-	-	-	(189,074)	(189,074)
Balance as of June 30, 2024	1,943,257,429	$63,943,318	$40,280,745	$(221,860)	$(104,169,379)	$(167,176)
Sale of common shares (and warrants) in private placements	16,610,000	166,100	-	-	-	166,100
Net loss for the three-months ended September 30, 2024	-	-	-	-	(146,196)	(146,196)
Balance as of September 30, 2024	1,959,867,429	$64,109,418	$40,280,745	$(221,860)	$(104,315,575)	$(147,272)

Balance as of January 1, 2025	1,969,322,429	64,197,068	41,622,643	(221,860)	(105,922,726)	(324,875)
Private placements, net of adjustment	10,275,000	80,500	-	-	-	80,500
Issuance of common shares for services	300,000	3,000	-	-	-	3,000
Net loss for the three-months ended March 31, 2025	-	-	-	-	(154,992)	(154,992)
Balance as of March 31, 2025	1,979,897,429	64,280,568	41,622,643	(221,860)	(106,077,718)	(396,367)
Private placements, net of adjustment	15,350,000	153,500	-	-	-	153,500
Issuance of common shares for services	1,100,000	11,000	-	-	-	11,000
Net loss for the three-months ended June 30, 2025	-	-	-	-	(221,743)	(221,743)
Balance as of June 30, 2025	1,996,347,429	64,445,068	41,622,643	(221,860)	(106,299,461)	(453,610)
Private placements, net of adjustment	6,750,000	67,500	-	-	-	67,500
Issuance of common shares for services	550,000	3,000	-	-	-	3,000
Net loss for the three-months ended September 30, 2025	-	-	-	-	(155,119)	(155,119)
Balance as of September 30, 2025	2,003,647,429	64,515,568	41,622,643	(221,860)	(106,454,580)	(538,229)

The accompanying notes are an integral part of these consolidated Financial Statements

F-4

GENOIL INC.
Consolidated Statements of Cash Flows (Unaudited)
(Expressed in US Dollars)

	For the nine months ended September 30,
	2025	2024

OPERATING ACTIVITIES
Net income (loss)	$(531,854)	$(479,152)
Adjustments to reconcile net loss to cash flows used in operating activities:
Stock based compensation	17,000	-

Changes in operating assets and liabilities
Prepaid expenses and other current assets	75,396	9,366
Accrued interest payable	23,393	20,091
Trade and other payables	40,000	20,000
Net Cash Used in Operating Activities	(376,065)	(429,695)

FINANCING ACTIVITIES
Net change in related party receivables	37,181	(33,075)
Net change in related party payables	36,229	-
Cash received from equity investors	301,500	467,200
Net cash provided by Financing Activities	374,910	434,125

Increase (decrease) in Cash	(1,155)	4,430
Cash at beginning of year	12,036	10,464
Cash at end of period	$10,881	$14,894

Supplemental disclosure of cash flow information
Interest Paid	$-	$-
Income taxes paid	$-	$-
Issuance of common stock for conversion of notes payable and accrued interest	$-	$-

The accompanying notes are an integral part of these consolidated Financial Statements

F-5

Genoil INC.

Notes to Consolidated Financial Statements

For the nine months ended September 30, 2025 and September 30, 2024 (Unaudited)

(Expressed in US Dollars)

1. REPORTING ENTITY AND GOING CONCERN

Genoil Inc. (“Genoil”) was incorporated under the Canada Business Corporations Act in September 1996. The consolidated financial statements of Genoil Inc. comprise Genoil Inc. and its subsidiaries, Genoil USA Inc., Genoil Emirates LLC (“Emirates LLC”) and Two Hills Environmental Inc. (“Two Hills”) (collectively the “Company”). The Company is a technology development company focused on providing innovative solutions to the oil and gas industry through the use of proprietary technologies. The Company’s business activities are primarily directed to the development and commercialization of its hydro-conversion upgrader technology, which is designed to economically convert heavy crude oil into light synthetic crude. The Company is quoted on the OTC Markets under the symbol GNOLF. The Company’s registered address is care of Bennett Jones LLP, Suite 4500, 855 - 2nd Street SW, Calgary, Alberta.

These consolidated financial statements have been presented on a going concern basis. The Company reported net losses of $531,854 and $479,152 for the nine months ended September 30, 2025 and 2024, respectively. The Company used funds in operating activities of $376,065 and $429,695 for the nine months ended September 30, 2025 and 2024, respectively. The Company had a net working capital deficiency of $323,855 and $147,682 at September 30, 2025 and December 31, 2024, respectively. The Company had a stockholders’ deficit of $538,229 and $324,875 at September 30, 2025 and December 31, 2024, respectively. These factors raise substantial doubt about the Company’s ability to continue as a going concern.

The ability of the Company to continue as a going concern is dependent on commercializing its technologies, achieving profitable operations and obtaining the necessary financing in order to develop these technologies further. The outcome of these matters cannot be predicted at this time. The Company will continue to review the prospects of raising additional debt and equity financing to support its operations until such time that its operations become self-sustaining, to fund its research and development activities and to ensure the realization of its assets and discharge of its liabilities. While the Company is expanding its best efforts to achieve the above plans, there is no assurance that any such activity will generate sufficient funds for future operations.

The Company is not expected to be profitable during the ensuing twelve months and therefore must rely on securing additional funds from either issuance of debt or equity financing for cash consideration. During the nine months ended September 30, 2025 and 2024, the Company received net proceeds of $374,910 and $434,125, respectively, pursuant to financing activities.

Management, utilizing close personal relationships, has been successful in raising capital through periodic private placements of the Company’s common shares. Although these shares are subject to a “hold” period on the United States stock markets, the investors’ confidence in the undertakings of management, with respect to future positive market performance of the Company’s common stock, permits this avenue of financing to exist. External sources of debt financing are not available to the Company due to its precarious financial position.

The accompanying consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded assets and classification of liabilities that might be necessary should the Company be unable to continue its operations. Such adjustments could be material.

F-6

2. SIGNIFICANT ACCOUNTING POLICIES

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements.

(a)	Principles of Consolidation:

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States and incorporate the financial statements of Genoil and entities controlled by it. Control is achieved where Genoil has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

Genoil has the following subsidiaries:

•	Genoil USA Inc., incorporated in Delaware, United States, which is a wholly owned subsidiary of Genoil.
•

Genoil Emirates LLC, incorporated in the United Arab Emirates, which will focus upon the fields of oil and water processing and treatment in the United Arab Emirates. Genoil Emirates LLC is jointly owned by S.B.K. Commercial Business Group LLC and Genoil. As of September 30, 2025, Emirates LLC had not yet commenced operations and holds no assets.

•

Two Hills Environmental Inc., incorporated in Canada and registered in Alberta, which is a wholly owned subsidiary of Genoil. Two Hills was formed to enter into the oilfield waste disposal industry by capitalizing upon its current undeveloped asset base. The asset base comprises a site under which three salt caverns have been formed in the Lotsberg Formation beneath the earth's surface. Such caverns are used in the oilfield disposal industry as a destination for oilfield wastes.

The financial results of Genoil’s subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. The accounting policies of subsidiaries have been changed where necessary to align them with the policies adopted by Genoil.

Intercompany balances and transactions, and any unrealized income and expenses arising from intercompany transactions, are eliminated in preparing the consolidated financial statements.

(b)	Interim Financial Statements

The unaudited consolidated financial statements of the Company for the three and nine months ended September 30, 2025 and 2024 have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information and pursuant to the requirements for reporting on Form 10-Q and Regulation S-K. Accordingly, they do not include all the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements. However, such information reflects all adjustments (consisting solely of normal recurring adjustments), which are, in the opinion of the management, necessary for the fair presentation of the financial position and the results of operations. Results shown for interim periods are not necessarily indicative of the results to be obtained for a full fiscal year. The balance sheet information as of December 31, 2024 was derived from the audited financial statements included in the Company’s financial statements as of and for the year ended December 31, 2024 included in the Company’s Report of Form 20-F filed with the Securities and Exchange Commission (the “SEC”) on May 15, 2024. These financial statements should be read in conjunction with that report.

(c)	Foreign currency translation

The reporting currency of the Company is the United States Dollar. The functional currency of Genoil and its subsidiaries is the United States Dollar. Transactions denominated in currencies other than the functional currency are translated at the exchange rates prevailing at the dates of the transactions. Exchange gains and losses are reflected in income.

F-7

(d)	Use of estimates and judgments

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. By their nature, judgments, estimates and assumptions are subject to measurement uncertainty and changes in such judgments, estimates and assumptions in future periods could result in a material change in future financial statements. Actual results may differ from these estimates.

Judgment is used in situations where there is a choice or assessment required by management. Estimates and underlying assumptions are required on an ongoing basis and revisions are recognized in the year in which such estimates are revised.

(e)	Cash and cash equivalents

The Company considers all short-term investments with original maturities of three months or less to be cash equivalents.

(f)	Stock-based compensation

The Company grants common stock, stock options, and Price Appreciation Certificates to employees, directors, and consultants for various services rendered to the company. Share-based payments to these individuals are measured at the fair value of the securities issued and amortized over the vesting periods. The amount recognized as a share-based payment expense during a reporting period is adjusted to reflect the number of awards expected to vest. The offset to this recorded cost is to contributed surplus. A forfeiture rate is estimated on the grant date and is subsequently adjusted to reflect the actual number of options that vest. At the time of exercise, the consideration and related contributed surplus recognized to the exercise date are credited to share capital.

(g)	Income tax

Income tax expense comprises current and deferred tax. Income tax expense is recognized in profit or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax is the expected tax payable on the taxable income for the period, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized using the liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized on the initial recognition of assets or liabilities in a transaction that is not a business combination. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

F-8

(h) Loss	per share

Basic earnings (loss) per share is calculated by dividing the income (loss) attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share is determined by adjusting the income (loss) attributable to common shareholders and the weighted average number of common shares outstanding for the effects of dilutive instruments such as convertible notes, stock options and warrants. The calculation assumes the proceeds on exercise of options and warrants are used to repurchase shares at the current market price. All options and warrants are anti-dilutive when the Company is in a loss position.

(i)	Recent accounting pronouncements:

The Company has evaluated recent accounting pronouncements and their adoption has not had or is not expected to have a material impact on the Company’s financial position or operations.

3. DETERMINATION OF FAIR VALUES

A number of the Company’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability. The Company is required to classify fair value measurements using a hierarchy that reflects the significance of the inputs used in making the measurements.

The fair value hierarchy is as follows:

■	Level 1 – quoted prices in active markets for identical assets or liabilities;

■	Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly; and,

■	Level 3 – inputs for the asset or liability that are not based on observable market data.

Cash and cash equivalents have been measured using level 1 inputs.

The fair value of cash and cash equivalents, due from related parties, trade and other payables, accrued interest payable, convertible notes, and due to related parties approximates their carrying value due to their short term to maturity.

The fair values of stock options and Price Appreciation Certificates are measured using the Black-Scholes pricing model. Measurement inputs include share price on measurement date, exercise price of the instrument, expected forfeiture rate (based on historic forfeitures), expected volatility (based on weighted average historic volatility adjusted for changes expected due to publicly available information), weighted average expected life of the instruments (based on historical experience and general option holder behavior), expected dividends, and the risk-free interest rate.

F-9

4. DUE FROM RELATED PARTY

Due from related party consists of:

	September 30,	December 31,
Borrower	2025	2024
	(Unaudited)
Lifschultz Enterprise Company LLC (an entity controlled by David Lifschultz, Genoil chief executive officer, and Bruce Abbott, Genoil chief operating officer)	$-	$37,181
Current portion	$-	$-
Non-current portion	-	37,181
Total	$-	$37,181

The receivable is non-interest bearing and is due on demand.

The receivable from Lifschultz Enterprise Company, LLC (“LEC”) represents ongoing advances from the Company to LEC. LEC had no business revenues in 2024 and 2025. At September 30, 2025, LEC’s principal assets consisted of a convertible note receivable from the Company due January 1, 2026, in the amount of $208,232 (see Note 6), accrued interest thereon of $62,005 (see Note 5), and ownership of 462,471,800 shares of Company common stock. At December 31, 2024, LEC’s principal assets consisted of a convertible note receivable from the Company due January 1, 2016, in the amount of $214,375 (see Note 6), accrued interest thereon of $38,612 (see Note 5), and ownership of 462,471,800 shares of Company common stock.

5. ACCRUED INTEREST PAYABLE TO RELATED PARTIES

Accrued interest payable to related parties consist of:

	September 30,	December 31,
Lender	2025	2024
	(Unaudited)
Lifschultz Enterprise Company LLC	$62,005	$38,612
Totals	$62,005	$38,612

The accrued interest payable relates to the convertible notes outstanding (see Note 6).

F-10

6. CONVERTIBLE NOTES

Convertible notes consist of:

	September 30,	December 31,
Lender	2025	2024
	(Unaudited)
Lifschultz Enterprise Company LLC	$214,375	$214,375
Totals	214,375	214,375
Current portion	-	-
Non-current portion	$214,375	$214,375

The notes bear interest at 12% compounded semi-annually and their maturity was extended on April 27, 2020 to April 27, 2022 and effective January 1, 2023 to January 1, 2026. The notes are convertible into shares of Genoil common stock at a price of $0.01 per share. The notes are secured by the assets of the Company.

The notes provide that in the event that the inflation rate (based on the US CPI) exceeds 3%, the principal and accrued interest balances are increased by such inflation rate. Effective December 31, 2021, this inflation protection provision was triggered.

Effective December 31, 2024, as a result of the inflation protection provision, the principal balance due Lifschultz Enterprise Company LLC increased 2.950% or $6,143 (from $208,232 to $214,375) and the accrued interest balance due Lifschultz Enterprise Company LLC increased 2.950% or $1,106 (from $37,506 to $38,612). The $6,143 total increase in the principal and accrued interest balances has been included in Finance expense in the accompanying consolidated statement of operations for the year ended December 31, 2024.

7. DUE TO RELATED PARTIES

Due to related parties consist of:

	September 30,	December 31,
Creditor	2025	2024
Occupancy costs payable to Bruce Abbott and David Lifschultz for use of Mamaroneck New York property from January 1, 2018 to September 30, 2020	$83,104	$46,875
Totals	$83,104	$46,875

The payables are non-interest bearing and are due on demand.

8. SHARE CAPITAL

Preferred Stock

There are 10,000,000 shares of Class A Preferred Stock authorized but none are outstanding.

Common Stock

There are an unlimited number of shares of common stock, no par value, authorized to be issued.

F-11

During the first quarter of 2024, the Company sold a total of 15,730,000 shares of common stock (and warrants) in private placements for total proceeds of $ 157,300.

During the second quarter of 2024, the Company sold a total of 14,390,000 shares of common stock (and warrants) in private placements for total proceeds of $143,800.

During the third quarter of 2024, the Company sold a total of 16,610,000 shares of common stock (and warrants) in private placements for total proceeds of $166,100.

During the fourth quarter of 2024, the Company sold a total of 11,720,000 shares of common stock (and warrants) in private placements for total proceeds of $117,200.

During the fourth quarter of 2024, the Company issued a total of 1,400,000 shares of common stock as compensation for services. The fair value of the shares issued (at dates of issuance) totaled $14,000.

During the first quarter of 2025, the Company sold a total of 10,275,000 shares of common stock (and warrants) in private placements for total proceeds, net of adjustment of $80,500.

During the first quarter of 2025, the Company issued a total of 300,000 shares of common stock as compensation for services. The fair value of the shares issued (at dates of issuance) totaled $3,000.

During the second quarter of 2025, the Company sold a total of 15,350,000 shares of common stock (and warrants) in private placements for total proceeds of $153,500.

During the second quarter of 2025, the Company issued a total of 1,100,000 shares of common stock as compensation for services. The fair value of the shares issued (at dates of issuance) totaled $11,000.

During the third quarter of 2025, the Company sold a total of 6,750,000 shares of common stock (and warrants) in private placements for total proceeds of $67,500.

During the third quarter of 2025, the Company issued a total of 550,000 shares of common stock as compensation for services. The fair value of the shares issued (at dates of issuance) totaled $3,000.

Warrants

In conjunction with the private placements, the Company issued warrants to purchase common stock. The following is a summary of the warrant activity for the period January 1, 2024 to September 30, 2025.

Number outstanding at January 1, 2024	262,795,000
Granted	12,250,000
Cancelled	(18,450,000)
Number outstanding at December 31, 2024	256,595,000
Granted	23,750,000
Cancelled	(19,000,000)
Number outstanding at September 30, 2025	261,345,000

F-12

At September 30, 2025, the 261,345,000 warrants outstanding had a weighted average exercise price of $0.03 per share, a weighted average remaining contractual life of 2.63 years, and an aggregate intrinsic value of $0.

9. STOCK-BASED COMPENSATION

Stock-based compensation consists of:

Nine months Ended
	September 30,	September 30,
Type of Security	2025	2024
Price Appreciation Certificates	$-	$-
Options issued to outside directors and consultants	-	-
Common stock issued for services	-	-
Totals	$-	$-

Three Months Ended
	September 30,	September 30,
Type of Security	2025	2024
Price Appreciation Certificates	$-	$-
Options issued to outside directors and consultants	-	-
Common stock issued for services	-	-
Totals	$-	$-

The following is a summary of the compensatory securities activity for the period January 1, 2024 to September 30, 2025:

Common stock equivalent	Price Appreciation Certificates	Options	Total
Number outstanding at January 1, 2024	689,400,000	85,216,000	774,616,000
Granted	183,700,000	8,000,000	191,700,000
Cancelled	(123,700,000)	(7,250,000)	(130,950,000)
Number outstanding at December 31, 2024	749,400,000	85,966,000	835,366,000
Granted	-	-	-
Cancelled	(138,000,000)	(6,000,000)	(144,000,000)
Number outstanding at September 30, 2025	611,400,000	79,966,000	691,366,000

F-13

PRICE APPRECIATION CERTIFICATES

In lieu of compensation the Company has entered into agreements (“Price Appreciation Certificates”) with David Lifschultz and Bruce Abbott whereby, at the request of the executives, the Company agrees to pay the equivalent sum of the rise in the Company’s stock price based on the agreed upon number of shares, from a fixed per share amount to the average of the last 10 trading days (volume weighted average price).

The number of shares reflect a potential salary for the two executives that only exist if the price of the shares rise above the price appreciation base amount. The Company has no obligation to pay the two executives if the stock does not rise. The Company, at its exclusive option and benefit, can proceed with a private placement at the share price on the date of exercise and the executive will subscribe to this private placement for the entire sum advanced by the Company.

The Company accounts for these Price Appreciation Certificates as an equity instrument due to its exclusive option to require a subscription to the private placement as determined by the fair value of the instruments using a Black-Scholes pricing model.

At December 31, 2024, the 749,400,000 Price Appreciation Certificates outstanding had a weighted average exercise price of $0.01 per share, a weighted average remaining contractual life of 2.91 years, and an aggregate intrinsic value of $0.

At September 30, 2025, the 611,400,000 Price Appreciation Certificates outstanding had a weighted average exercise price of $0.01 per share, a weighted average remaining contractual life of 2.69 years, and an aggregate intrinsic value of $0.

OPTIONS

The Company has a stock option plan for directors, officers, employees and consultants. The term and vesting conditions of each option may be fixed by the Board of Directors when the option is granted, but the term cannot exceed 10 years. The maximum number of shares that may be reserved for issuance under the plan is fixed at 200,000,000. The maximum number of shares that may be optioned to any one person is 5% of the shares outstanding at the date of the grant. The options granted in 2023 all vested immediately.

The fair value of stock options granted during 2024 was estimated on the dates of grant using the Black-Scholes pricing model based on the following assumptions:

	2025	2024
Volatility	-	412.55%
Expected life	-	5 years
Risk-free rate	-	4.26%
Dividend yield	-	-
Forfeiture rate	-	0%
Stock Price at Valuation	-	$0.01
Exercise Price	-	0.01

At December 31, 2024, the 85,966,000 stock options outstanding had a weighted average exercise price of $0.003 per share, a weighted average remaining contractual life of 3.49 years, and an aggregate intrinsic value of $625,194.

F-14

At March 31, 2025, the 82,966,000 stock options outstanding had a weighted average exercise price of $0.003 per share, a weighted average remaining contractual life of 3.36 years, and an aggregate intrinsic value of $625,194.

At June 30, 2025, the 82,966,000 stock options outstanding had a weighted average exercise price of $0.003 per share, a weighted average remaining contractual life of 3.10 years, and an aggregate intrinsic value of $625,194.

At September 30, 2025, the 79,966,000 stock options outstanding had a weighted average exercise price of $0.002 per share, a weighted average remaining contractual life of 2.86 years, and an aggregate intrinsic value of $625,194.

10. INCOME TAXES

The provision for (benefit from) income taxes reflects the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for tax purposes. The provision for (benefit from) income taxes differs from that computed by applying the statutory United States federal income tax rate of 21% for 2025 and 2024 to loss before income taxes. The sources of the differences are as follows:

	Nine months Ended September 30,
	2025	2024
Income (loss) before income taxes	$(531,854)	$(479,152)
Expected recovery at statutory tax rate	$111,689	$100,622
Non-deductible stock-based compensation	-	-
Increase in valuation allowance	(111,689)	(100,622)
Provision for Income Taxes	$-	$-

Based on management’s present assessment, the Company has not yet determined that a deferred tax asset attributable to the future utilization of the net operating loss carryforward as of September 30, 2025 will be realized. Accordingly, the Company has maintained a 100% valuation allowance against the deferred tax asset in the financial statements at September 30, 2025. The Company will continue to review this valuation allowance and make adjustments as appropriate.

Current United States income tax laws limit the amount of loss available to be offset against future taxable income when a substantial change in ownership occurs. Therefore, the amount available to offset future taxable income may be limited.

All tax years remain subject to examination by major taxing jurisdictions.

12. SUBSEQUENT EVENTS

Management has evaluated subsequent events through the date the financial statements were issued and has determined that there are no subsequent events that require disclosure in accordance with SEC regulations.

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